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SECURITI 06003359 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66067

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oasis Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Old Slip, 11th Floor
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dean Christiansen 212-803-5050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH, D.C. 213

PROCESSED MAY 30 2006 THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Dean Christiansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oasis Trading, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MADELINE GAIR
Notary Public, State of New York
No. 01GA6023311
Qualified in Queens County
Commission Expires April 19, 200 7

Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Oasis Trading LLC

(In Liquidation)
Statement of Net Assets in Liquidation
December 31, 2005

Oasis Trading LLC
(In Liquidation)
Index
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Managers and Member
of Oasis Trading LLC

In our opinion, the accompanying statement of net assets in liquidation and the related statements of operations, changes in net assets in liquidation and cash flows present fairly, in all material respects, the financial position of Oasis Trading LLC (In Liquidation) (the "Company") at December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Board of Directors of CMET Finance Holdings, Inc. approved a plan of liquidation on December14, 2005. As a result, the Company has adopted the liquidation basis of accounting.

PricewaterhouseCoopers LLP

February 27, 2006

Oasis Trading LLC
Statement of Net Assets in Liquidation
(In Liquidation)
December 31, 2005

Assets		
Cash	$	191,381
Prepaid expenses		1,767
Total assets	$	193,148
Liabilities and Net assets in liquidation available to member interest		
Accrued expenses	$	42,734
Total liabilities		42,734
Net assets in liquidation available to member interest		150,414
Total liabilities and net assets in liquidation available to member interest	$	193,148

The accompanying notes are an integral part of this statement of member's equity.

1. Organization

Oasis Trading LLC ("Oasis" or the "Company") was formed in the State of Delaware on April 10, 2003. Oasis is a wholly-owned subsidiary of CMET Finance Holdings Inc. ("CMET Finance") that was formed to be a broker-dealer that would create and manage for its own account a trading operation for matched book repurchase, and reverse repurchase transactions, including bond borrowing and related hedging activities (the "Oasis Repo Program"). The Company is registered as a securities broker and dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

Oasis was a developmental stage during the year. To date, substantially all of its efforts have been associated with the advancement of the Oasis Repo Program and capital formation. During December 2005, the CMET Finance board of directors consented to cease the Company's efforts to continue to develop the Oasis Repo Program and pursue a plan to formally liquidate the asssets and liabilities of the Company in an orderly manner during 2006.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Company were prepared in accordance with accounting principles generally accepted in the United States of America. The Financial Statements were prepared on the accrual basis of accounting until the adoption of liquidation basis of accounting, whereby assets are valued at their estimated net realizable values and liabilities are stated at their estimated settlement amount. Management believes the effect of the adoption will not have a material effect on the carrying value of assets and liabilities upon liquidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash consists of cash in banks which is with one major U.S. financial institution.

Income Taxes

The Company is not subject to U.S. federal, state or local income taxes. Such taxes are the responsibility of the individual members. However, certain aspects of the Company's business are subject to New York City unincorporated business tax.

3. Member's Equity

During 2005, the Company distributed $700,000 to CMET Finance. In addition, under an informal agreement, the Company has distributed the rights to $125,000 in prepaid expenses and $150,000 in capitalized computer software costs to CMET Finance, at book value.

4. Commitments and Contingencies

Operating Lease

The Company entered into a non-cancelable operating lease for its office space (the "Office Lease") with an affiliate of the Program Servicer. Future minimum payments under this operating lease are as follows:

2006	$ 46,200
2007	46,200
2008	46,200
2009	46,200
2010	30,800
Total	$215,600

The current lease agreement provide that the Company will transfer to CMET Finance the above operating lease commitment upon its dissolution in 2006. In January 2006, the Company entered into a sub-lease agreement with third party to receive sub-lease payment of approximately 99% of the amounts noted above.

5. Related Party Transactions

The Company receives certain data processing services provided by Matrix Applications LLC, an entity that is a wholly-owned subsidiary of a shareholder of CMET Finance. As of December 31, 2005, approximately $18,000 of data processing that was provided by Matrix Applications LLC is included in accrued expenses in the accompanying statement of net assets in liquidation.

Due to this relationship, it is possible that the terms of these transactions may not be the same as those that would result from transactions among unrelated parties. This accompanying statement of net assets in liquidation has been prepared from the separate records maintained by Oasis, but may not necessarily be indicative of the conditions that would have existed, if Oasis had been operated as an unaffiliated entity.

6. Net Capital Requirements

Oasis is subject to the SEC Uniform Net Capital Rule ("Rule15c3-1"), which requires the maintenance of minimum net capital. Under Rule 15c3-1, Oasis is required to maintain minimum net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31,

2005, Oasis had net capital of $148,647, which was $48,647 above its required net capital of $100,000.

The Company is subject to Rule 15c3-3 under the Securities Exchange Act of 1934. During the year ended December 31, 2005, the Company was not required to and did not hold any customer money or securities.